VAN KAMPEN PENNSYLVANIA QUALITY MUNICIPAL TRUST

The Joint Annual Meeting of Shareholders of the Trust was held on June 16, 1999, where shareholders voted on the election of Trustees and the selection of independent public accountants. With regard to the election of David C. Arch as elected trustee by the common shareholders of the Trust 7,097,441 shares voted in his favor and 69,661 shares withheld. With regard to the election of Howard J Kerr as elected trustee by the common shareholders of the Trust 7,096,241 shares voted in his favor and 70,861 shares withheld. With regard to the election of Dennis J. McDonnell as elected trustee by the common shareholders of the Trust 7,097,331 shares voted in his favor and 69,771 shares withheld. The other trustees of the Fund whose terms did not expire in 1999 are Wayne Whalen, Rod Dammeyer, Don G. Powell, Hugo F. Sonnenschein, Theodore A. Myers and Steven Muller. With regard to the ratification of KPMG Peat Marwick LLP as independent public accountants for the Trust, 7,056,366 shares voted in favor of the proposal, 33,698 shares voted against and 77,037 shares abstained.